UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Act of 1934
(Amendment No.1)

ITEM 1
(a)	Name of Issuer: MBIA Inc.
(b)	Address of Issuer's Principal Offices:
       1 Manhattanville Road, Suite 301
       Purchase, NY 10577

ITEM 2
(a)	Name of Person Filing: KAHN BROTHERS GROUP INC.
(b)	Address of Principal Office:
				555 Madison Avenue,
				22nd Floor
				New York, NY 10022
(c)	Citizenship: USA
(d)	Title of Class of Securities: Common
(e)	CUSIP Number: 55262C100

ITEM 4
(a)	Amount beneficially owned: 5,614,736
(b)	Percent of Class: 6.624%
(c)	Number of shares as to which the person has:
(iv) 	Shared power to dispose or to direct
	the disposition of: 5,614,736

Item 6. Ownership of More than 5 Percent on Behalf of
Another Person

No one person's interest in the common stock of MBIA INC is more than five percent of the total outstanding common shares.